CUSIP No. 561063-10-8                                         Page 1 of 16 pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                          MALAN REALTY INVESTORS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   561063-10-8
                                 (CUSIP Number)

                                 Peter T. Kross
                             248 Grosse Pointe Blvd.
                          Grosse Pointe Farms, MI 48236
                                 (313) 882-8604
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 561063-10-8                                         Page 2 of 16 pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Peter T. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    410,060 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        57,100 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         410,060 shares

                           10       Shared Dispositive Power
                                    57,100 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  467,160 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  9.0%

14       Type of Reporting Person
         IN

CUSIP No. 561063-10-8                                         Page 3 of 16 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Nelson

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    7,900 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         7,900 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  7,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0.2%

14       Type of Reporting Person
         IN

CUSIP No. 561063-10-8                                         Page 4 of 16 pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Margaret G. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        57,100 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    57,100 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  57,100 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  1.1%

14       Type of Reporting Person
         IN

CUSIP No. 561063-10-8                                         Page 5 of 16 pages

       This is Amendment No. 6 to a Schedule 13D (the "Original 13D") filed originally by Peter T. Kross ("Mr. Kross"). This Amendment is filed jointly by Mr. Kross, Richard J. Nelson ("Mr. Nelson") (as of Amendment No. 5 to such
Schedule 13D) and Margaret G. Kross ("Mrs. Kross") (as of Amendment No. 5 to such Schedule 13D). The joint filing agreement of Mr. Kross, Mr. Nelson and Mrs. Kross is filed herewith as Exhibit 2.

       This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

Item 2.  Identity and Background

       Mr. Kross is employed as a Senior Vice President of EVEREN Securities, Inc. ("Everen"), a securities broker-dealer the address of which is 114 Kercheval Avenue, Grosse Pointe Farms, MI 48236. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236. Mr. Nelson is self-employed as a banking consultant and investment fund manager, and his business address is 259 E. Michigan Avenue, Suite 405, Kalamazoo, MI 49007. Mrs. Kross is not employed and her residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236.

       During the past five years, none of Mr. Kross, Mr. Nelson or Mrs. Kross has been convicted in a criminal proceeding (excluding traffic violations). During the past five years, none of Mr. Kross, Mr. Nelson or Mrs. Kross has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kross, Mr. Nelson and Mrs. Kross are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

       The amount of funds expended to date by Mr. Kross to acquire his shares as reported herein (including with respect to two trusts held for the benefit of Mr. Kross's and Mrs. Kross's minor children) is $6,251,494. Such funds were provided in part from Mr. Kross's personal funds and in part by loans from a margin account maintained by Mr. Kross with Everen. A copy of Mr. Kross's account agreement with Everen is attached as Exhibit 1. All of the marginable securities owned by Mr. Kross and held in his brokerage accounts with Everen (140,260 shares of the Issuer) are pledged as collateral for the repayment of margin loans made to Mr. Kross. The amount of funds expended to date by Mr. Nelson to acquire his shares as reported herein is $114,344. Such funds were provided from funds in an individual retirement account held by Mr. Nelson. The amount of funds expended to date by Mrs. Kross to acquire shares held in her IRA is $583,134. Such funds were provided from funds in an individual retirement account held by Mrs. Kross.

CUSIP No. 561063-10-8                                         Page 6 of 16 pages

Item 4.  Purpose of Transaction

       The goal of Mr. Kross, Mr. Nelson and Mrs. Kross is to profit from appreciation in the market price of the Common Stock. Mr. Kross expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer.

       Mr. Kross intends to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. Mr. Kross is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored.

       On August 16, 1999, Mr. Kross met with management of the Issuer. At that time, Mr. Kross indicated that he would be filing an amendment to the Original 13D to report a change in his investment intent from that of passive investor to that outlined herein. Mr. Kross also informed the Issuer that in his opinion the Issuer should explore different strategies for maximizing shareholder value, including (a) hiring an investment banker to explore finding an acquiror for the Company, (b) consider selling properties owned by the Issuer and (c) consider using cash raised by the sale of properties owned by the Issuer to repurchase shares of the Issuer's stock. Mr. Kross also stated that he previously believed and still believes that the Issuer should eliminate its "poison pill," as it serves to limit and restrict shareholder rights. In addition, Mr. Kross asked that he or his representative be added immediately to the Board of Directors of the Issuer. Shortly thereafter, management of the Issuer responded that the Board of Directors would meet to consider that request.

       Mr. Kross was later informed that the Board of Directors met on August 23, 1999 to consider his request for Board representation but deferred any discussion until its September meeting. Upon learning of the Board of Directors' decision to revisit Mr. Kross' request for Board representation, Mr. Kross sent a letter to a representative of the Issuer's management on September 2, 1999, requesting an opportunity to meet with the members of the Board of Directors in person to present his views and respond to any questions they might have. A copy of this letter is attached as Exhibit 3.

       Thereafter, on September 14, 1999, Mr. Kross met with the Board of Directors to discuss his qualifications for membership on the Issuer's Board of Directors. Yet, prior to the meeting with Mr. Kross, the Issuer's Board of Directors held a special meeting on September 7, 1999, in order to take steps to limit shareholder action by amending the Issuer's by-laws with respect to special meetings, shareholder proposals and nomination of directors. The amended by-laws set forth new procedural requirements for shareholder proposals and nominations as well as limit the ability to call a special meeting of shareholders to those shareholders who are record holders of at least fifty-one percent (as opposed to twenty-five percent under the previous by-laws) of the Issuer's stock.

CUSIP No. 561063-10-8                                         Page 7 of 16 pages

       After the September 14 meeting of the Board of Directors, management informed Mr. Kross that the Board of Directors had declined Mr. Kross' request to be added to the Issuer's Board of Directors. Immediately thereafter, by letter dated September 16, 1999, Mr. Kross requested the stock ledger, stockholder list and books and records of the Issuer. A copy of that letter is attached as Exhibit 4.

       Mr. Kross intends to continue to evaluate the Issuer and its business prospects and to consult with management of the Issuer, other shareholders of the Common Stock and other persons to further his objectives. Additionally, Mr. Kross intends to explore his options regarding exercising his rights as a shareholder, including possibly running a full slate of director nominees at the 2000 Annual Meeting of Shareholders of the Issuer. Mr. Kross, Mr. Nelson and/or Mrs. Kross may make further purchases of shares of the Common Stock or may dispose of any or all of their shares of the Common Stock at any time. At present, and except as disclosed herein, none of Mr. Kross, Mr. Nelson or Mrs. Kross has any specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Kross, Mr. Nelson and Mrs. Kross intend to continue to explore the options available to them. Mr. Kross, Mr. Nelson and Mrs. Kross may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

       (a)-(b) Mr. Kross has sole voting and dispositive power over the 410,060 shares of Common Stock beneficially owned solely by Mr. Kross, constituting approximately 7.9% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (5,170,670) reported on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1999. Mr. Kross and Mrs. Kross share voting and dispositive power over the 57,100 shares held by Mrs. Kross in her IRA and in two trusts for the benefit of the minor children of Mr. Kross and Mrs. Kross, constituting approximately 1.1% of the issued and outstanding shares of the Common Stock. Mr. Nelson has sole voting and dispositive power over the 7,900 shares of Common Stock owned by Mr. Nelson, constituting approximately 0.2% of the issued and outstanding shares of the Common Stock.

       (c) The following transactions are the only purchases of the Common Stock made by Mr. Kross within the past sixty days, all of which were made in open market purchases:

CUSIP No. 561063-10-8                                         Page 8 of 16 pages

          ----------- -------------------- -------------------
              DATE      NUMBER OF SHARES     COST PER SHARE
          ----------- -------------------- -------------------
            7/23/99          1,000               $14.875
          ----------- -------------------- -------------------
            7/27/99          6,000               14.875
          ----------- -------------------- -------------------
             8/2/99          5,000                15.25
          ----------- -------------------- -------------------
            8/12/99          22,500              15.0833
          ----------- -------------------- -------------------
            8/16/99          5,000               15.1875
          ----------- -------------------- -------------------
            9/13/99          10,000              13.875
          ----------- -------------------- -------------------

       Neither Mrs. Kross nor Mr. Nelson have had any transactions in the Common Stock within the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        While they have not agreed between themselves to act jointly with respect to the voting and disposition of the shares of Common Stock owned by each of them, Mr. Nelson supports the goals of Mr. Kross as set forth in Item 4. In addition, Mr. Kross has retained Mr. Nelson, for a fee yet undetermined, to advise him with regard to Mr. Kross's activities regarding the Issuer and the Common Stock.

Item 7.  Material to be Filed as Exhibits.

         No.               Description
         ---               -----------

         1 Mr. Kross's margin account agreement with Prescott, Ball & Turben, Inc., the predecessor to Everen.*

         2                 Joint Filing Agreement.

         3                 Letter dated  September 2, 1999 from Mr. Kross to Mr.
                           Anthony S. Gramer, President of the Issuer.

         4                 Letter dated September 16, 1999 from Mr. Kross to Mr.
                           Anthony S. Gramer, President of the Issuer

*Filed as an exhibit to the Original 13D.

CUSIP No. 561063-10-8                                         Page 9 of 16 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 13, 1999

                                                     /s/ Richard J. Nelson
                                                     Richard J. Nelson


                                                     /s/ Peter T. Kross
                                                     Peter T. Kross


                                                     /s/ Margaret G. Kross
                                                     Margaret G. Kross

CUSIP No. 561063-10-8                                        Page 10 of 16 pages


                                                                       EXHIBIT 2

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:    August 19, 1999

                                                     /s/ Richard J. Nelson
                                                     Richard J. Nelson


                                                     /s/ Peter T. Kross
                                                     Peter T. Kross


                                                     /s/ Margaret G. Kross
                                                     Margaret G. Kross

CUSIP No. 561063-10-8                                        Page 11 of 16 pages


                                                                        EXHBIT 3
                         [On Peter T. Kross Letterhead]

                                September 2, 1999

Mr. Anthony S. Gramer
President
Malan Realty Investors, Inc.
30200 Telegraph Rd., Suite 105
Birmingham, MI  48025


Dear Tony,

         In our telephone conversation last Friday, you indicated to me that since the Board of Directors was unable to fully consider my request for Board representation at its meeting on August 23rd, it was your intention and the intention of the Board of Directors to more fully consider the matter at its mid-September Board meeting. Given that I have already had the opportunity to meet with you, Bob and your counsel concerning my views and desire for a director position, I feel that it is equally important to present my views and be available for questions to the remaining members of the Board of Directors so that they will be in a better position to make an informed decision. With that in mind, I will make myself available to meet with and answer any and all questions of the remaining members of the Board of Directors.

         Please contact me at your earliest convenience concerning the above.

Sincerely,

/s/ Peter T. Kross
Peter T. Kross


                                                             cc:  Robert D. Kemp

CUSIP No. 561063-10-8                                        Page 12 of 16 pages

                                                                       EXHIBIT 4
                         [On Peter T. Kross Letterhead]

                               September 16, 1999


Mr. Anthony S. Gramer
President
Malan Realty Investors, Inc.
30200 Telegraph Rd., Suite 205
Birmingham, Michigan  48025

         Re:      Demand  For  Stock  Ledger,  Stockholder  List and  Books  and
                  Records

Dear Mr. Gramer:

         Pursuant to the applicable provisions of Michigan law, the undersigned hereby demands an opportunity to inspect during normal business hours the stock ledger, current list of the stockholders (in alphabetical order, setting forth the name and address of each stockholder and the number of shares registered in the name of each such stockholder, as of the most recent date available), and books and records of Malan Realty Investors, Inc. ("Malan"), and an opportunity to make copies of or extracts from such documents. I hereby certify to Malan that I am the record owner of 100,000 shares of common stock of Malan, as evidenced by the enclosed copies of stock certificate #NY2464.

         In connection with the foregoing demand, I further demand the opportunity to inspect and copy the following, updated as of the record date for the 1999 Annual Meeting of Stockholders, all of which should be in the possession of Malan or one of its agents:

1. All daily stock transfer sheets showing changes in the stockholder list referred to in the preceding paragraph which are in or come into the possession of Malan or the transfer agent(s) for the common stock of Malan beginning the day following the date of such list.

2. All information in Malan's possession and/or subject to its direction or control and/or which can be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g., Cede & Co.).

3. A list of the names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners obtained by Malan from brokers and dealers pursuant to the applicable rules promulgated under the Securities Exchange Act of 1934, as amended. If such list is not available as of a recent date, such list should be requested.

CUSIP No. 561063-10-8                                        Page 13 of 16 pages

4. A list of the names and addresses of employee participants in any stock ownership plan of Malan as of the date of the stockholder list.

5.       The Pershing/DLJ omnibus proxy list.

6.       The Philadep omnibus proxy list.

7. Any other omnibus proxies produced by ADP for client banks or brokers, listing among other things any respondent positions.

8. Any omnibus proxy produced by Bank of New York, or any other bank or broker, listing among other things any respondent positions.

9. Any record date information provided by ADP relative to shares held for their clients, and the number of holders at each of their client firms holding shares of Malan.

10. All minutes or other records of any meeting or any action or discussion at any meeting of the Board of Directors or a committee of the Board of Directors relating in any way to the election of directors at the 2000 Annual Meeting of Stockholders (including, without limitation, any recommendations or communications to or from stockholders regarding director nominations or election of directors).

11. All documents constituting, referring to or relating to any amendments to the Bylaws or Articles of Incorporation of Malan proposed or approved within the past two years.

         I further demand that modifications of, additions to or deletions from, any and all information referenced above subsequent to the date of the stockholder list referred to above be furnished to me as and when the same becomes available to Malan or its agents or representatives. In the event any or all of the information encompassed by this demand is available in the form of computer tape or other medium suitable for use by computer or word processor, I demand inspection and copying of such computer tape or other medium as well as any program, software, manual or other instructions necessary for the practical use of such information.

         Foley & Lardner, which is acting as my counsel, or my designated agent, is authorized to make the above-referenced inspection and receive copies on my behalf pursuant to the Power of Attorney attached hereto.

         I will bear the reasonable costs incurred by Malan (including those of its transfer agent(s)) in connection with the production of the information with regard to which demand is made herein.

         The purposes for requesting such inspection and copying are to communicate with stockholders regarding the earnings and growth strategies of Malan to maximize stockholder value (including, without limitation, the pursuit of a possible business combination) and to facilitate a possible solicitation by us of proxies in connection with the 2000 Annual Meeting of Stockholders.

CUSIP No. 561063-10-8                                        Page 14 of 16 pages



         Under applicable Michigan law, Malan is required to respond to this request within five (5) business days after receiving this letter. Please advise my counsel, Phillip M. Goldberg of Foley & Lardner, One IBM Plaza, 330 N. Wabash Avenue, Chicago, Illinois 60611-3608 (telephone number: 312-755-1900) as to when the items sought will be made available, and in what form.



                                                          Very truly yours,


                                                          /s/ Peter T. Kross
                                                          Peter T. Kross

CUSIP No. 561063-10-8                                        Page 15 of 16 pages

STATE OF MICHIGAN )
COUNTY OF WAYNE   )        ss:
                  )


         Peter T. Kross, having been first duly sworn according to law, did depose, swear and say that he is authorized to execute the foregoing Demand for Stock Ledger, Stockholder List and Books and Records and to make the demands, designations, authorizations and representations contained therein, and that the matters contained in the foregoing Demand for Stock Ledger, Stockholder List and Books and Records are true and correct.


Sworn to and subscribed before me this September 15, 1999.

/s/ Marilyn K. Sutton
Notary Public

My Commission Expires: 2-9-2003

CUSIP No. 561063-10-8                                        Page 16 of 16 pages

                                POWER OF ATTORNEY




STATE OF MICHIGAN )
COUNTY OF WAYNE   )     ss:
                  )



         I, Peter T. Kross, do hereby make, constitute and appoint the law firm of Foley & Lardner, or any of its designated agents, to act on its behalf, to inspect and receive copies of the stockholder records of Malan Realty Investors, Inc. requested in the accompanying demand.



                                                     By: /s/ Peter T. Kross
                                                           Peter T. Kross


Sworn to and subscribed before me this September 15, 1999.

/s/ Marilyn K. Sutton
Notary Public

My Commission Expires: 2-9-2003